

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 7, 2016

S. James Miller Jr.
Chief Executive Officer
ImageWare Systems, Inc.
10815 Rancho Bernardo Road, Suite 310
San Diego, California 92127

> **Re: ImageWare Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 14, 2016**
> **File No. 333-214124**

Dear Mr. Miller:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Information by Reference, page 13

1.   Please revise this section to specifically incorporate by reference all reports required by Item 12(a)(2) of Form S-3. In this regard, it appears you should incorporate by reference your current reports on Form 8-K filed on March 10, 2016, and May 17, 2016.

Exhibit 23.2

2.   We note that the auditor's consent is not signed. Please file a signed consent with your amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Matthew Derby, Law Clerk at (202) 551-3334 or me at (202)551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Jessica R. Sudweeks, Esq.
        Disclosure Law Group, LLP